UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-41263

Anghami Inc.

(Exact name of registrant as specified in its charter)

16th Floor, Al-Khatem Tower, WeWork Hub71
Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Announcement of Third Quarter 2023 Financial and Operating Results.

On December 26, 2023, Anghami Inc. (NASDAQ: ANGH) (the “Company” or “Anghami”) issued a press release announcing its third quarter 2023 financial results, a copy of which is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit	Description
99.1	Anghami Inc. reports preliminary unaudited financial results for the third quarter of 2023, Press Release dated December 26, 2023
99.2	Amr Diab press release, Dated December 21, 2023
99.3	Anghami and OSN+ Transaction press release, Dated November 21, 2023
99.4	Anghami SRMG Ventures announcement press release, Dated August 21, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: December 26, 2023	ANGHAMI INC.

	By:	/s/ Edgard Maroun
	Name:	Edgard Maroun
	Title:	Chief Executive Officer

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